

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2018

Kenneth L. Bedingfield
Chief Financial Officer
Northrop Grumman Corporation
2980 Fairview Park Drive
Falls Church, Virginia 22042

  Re: Northrop Grumman Corporation
   Form 10-K for the Fiscal Year Ended December 31, 2017
   Filed January 29, 2018
   Form 10-Q for the Quarterly Period Ended September 30, 2018
   Filed October 24, 2018
   File No. 001-16411

Dear Mr. Bedingfield:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Note 1. Basis of Presentation
Revenue Recognition, page 5

1. Please tell us if you recognized any impairment losses on receivables or contract assets arising from your contracts with customers. If material, please disclose in the notes to the financial statements the information pursuant to ASC 606-10-50-4b.

2. We note for certain of your contracts there is a change in the number of performance obligations under ASC 606 which altered the timing of revenue and margin recognition. Please elaborate for us the nature of such contracts and the changes that resulted from the

adoption of ASC 606.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton at (202) 551-3328 or Jean Yu at (202) 551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure